                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                ----------------------------------------------
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                          STEEL OF WEST VIRGINIA, INC.
                           (Name of Subject Company)

                             SWVA ACQUISITION, INC.
                                      AND
                       ROANOKE ELECTRIC STEEL CORPORATION
                                   (Bidders)

                ----------------------------------------------
                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   858154107
                     (CUSIP Number of Class of Securities)
                ----------------------------------------------

                                 JOHN E. MORRIS
               VICE PRESIDENT - FINANCE AND ASSISTANT TREASURER
                       ROANOKE ELECTRIC STEEL CORPORATION
                                 P.O. BOX 13948
                          ROANOKE, VIRGINIA 24038-3948
                                 (540) 342-1831
         (Name, Address, and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)
                ----------------------------------------------

                                   COPIES TO:
                             HEMAN A. MARSHALL, III
                        WOODS, ROGERS & HAZLEGROVE, PLC
                               FIRST UNION TOWER
                        10 S. JEFFERSON ST., SUITE 1400
                            ROANOKE, VIRGINIA  24011
                ----------------------------------------------

                           CALCULATION OF FILING FEE:

  --------------------------------------------------------------------------
      Transaction valuation*                          Amount of filing fee
         $64,752,296.25                                    $12,950.46
  --------------------------------------------------------------------------

     * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 6,010,795 shares of Common Stock, $.01 par value ("Shares") of Steel of West Virginia, Inc. (the "Company") (representing all the Shares outstanding as of September 30, 1998), at a price per share of $10.75, plus payment of an aggregate of $136,250 with respect to the 153,500 Shares issuable upon the exercise of outstanding stock options as of September 30, 1998. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None
Form or Registration No.:  N/A
Filing Party:  N/A
Date File:  N/A

CUSIP No. (none; corporation formed for acquisition
           purposes only)

  -----------------------------------------------------------------------------

   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

      SWVA Acquisition, Inc. (no I.R.S. Identification No.; corporation formed for acquisition purposes only)

  -----------------------------------------------------------------------------

   2) Check the Appropriate Box if a Member of a Group (See Instructions)

      [ ] (a).................................................................

      [ ] (b).................................................................

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   3) SEC Use Only............................................................

  -----------------------------------------------------------------------------

   4) Sources of Funds (See Instructions) - AF

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   5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f).............................................................

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   6) Citizenship or Place of Organization - Virginia

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   7) Aggregate Amount Beneficially Owned by Each Reporting Person - 1,290,054
      (Common Stock)*

  -----------------------------------------------------------------------------

   8) [ ] Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
      Instructions)...........................................................

  -----------------------------------------------------------------------------

   9) Percent of Class Represented by Amount in Row (7) - 17.8%*

  -----------------------------------------------------------------------------

   10) Type of Reporting Person - CO

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  * See footnote on following page.

CUSIP No. 769841107
-------------------------------------------------------------------------------

 1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

    Roanoke Electric Steel Corporation (54-0585263)

-------------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

    [ ] (a)....................................................................

    [ ] (b)....................................................................

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 3) SEC Use Only..............................................................

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 4) Sources of Funds (See Instructions) - BK, WC

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 5) [ ] Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(e) or 2(f)..............................................................

-------------------------------------------------------------------------------

 6) Citizenship or Place of Organization - Virginia

-------------------------------------------------------------------------------

 7) Aggregate Amount Beneficially Owned by Each Reporting Person - 1,290,054 (Common Stock)*

-------------------------------------------------------------------------------

 8) [ ] Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
    Instructions).............................................................

-------------------------------------------------------------------------------

 9) Percent of Class Represented by Amount in Row (7) - 17.8%*

------------------------------------------------------------------------------

 10) Type of Reporting Person - CO

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* On November 10, 1998, in connection with the Merger Agreement (as defined below), Roanoke Electric Steel Corporation (the "Parent") and SWVA Acquisition, Inc., a wholly owned subsidiary of the Parent (the "Purchaser"), entered into a Stock Option Agreement with the Company pursuant to which the Company granted the Purchaser an irrevocable option to purchase up to 1,196,148 Shares, or approximately 19.9% of the then outstanding Shares, at a price of $10.375 per Share payable in cash, upon the occurrence of certain conditions specified therein. The Stock Option Agreement is described more fully in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase dated November 17, 1998.

  In addition, on November 10, 1998, the Parent and the Purchaser entered into certain Stock Tender and Voting Agreements with all of the Company's directors, who, in the aggregate, beneficially own 93,906 Shares (36,406 of which Shares they own directly, and 57,500 of which are issuable upon the exercise of options held by them) that represent approximately 1.5% of the issued and outstanding Shares on a fully-diluted basis, in which the directors agreed, among other things, to tender their Shares in the Offer (as defined below) and vote their Shares in favor of the Merger (as defined below). The Stock Tender and Voting Agreements are more fully described in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase.

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by SWVA Acquisition, Inc., a Virginia corporation (the "Purchaser"), a wholly owned subsidiary of Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per share ("Shares"), of Steel of West Virginia, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998, at a purchase price of $10.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the "Offer"), a copy of which Letter of Transmittal is attached hereto as Exhibit
(a)(2). Unless the context otherwise requires, all references herein to Shares include the associated Rights.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Steel of West Virginia, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase and in Exhibit (c)(1) of this Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c)  Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Margin Regulations; Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") and Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("The Merger Agreement and Other Agreements; the Rights; Employee Arrangements") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Effect of the Offer on the Market for the Shares; Nasdaq National Market Listing; Margin Regulations; Exchange Act Registration") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated November 17, 1998.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement as published on November 17, 1998.

     (a)(8) Form of Press Release issued jointly by the Parent and the Company on November 10, 1998 (incorporated by reference to the Parent's Form 8-K filed on November 16, 1998).

     (b)(1) Commitment Letter, dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation.

     (b)(2) Commitment Letter, dated November 6, 1998, from Crestar Bank to Roanoke Electric Steel Corporation.

     (b)(3) Commitment Letter, dated November 6, 1998, from NationsBank, N.A., to Roanoke Electric Steel Corporation.

     (b)(4) Commitment Letter, dated November 9, 1998, from Wachovia Bank, N.A., to Roanoke Electric Steel Corporation.

     (c)(1) Agreement and Plan of Merger, dated as of November 10, 1998, among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and Steel of West Virginia, Inc.

     (c)(2) Stock Option Agreement, dated as of November 10, 1998, between Steel of West Virginia, Inc., and SWVA Acquisition, Inc.

     (c)(3) Form of Stock Tender and Voting Agreement, dated as of November 10, 1998, by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and certain stockholders of the Company.

     (c)(4) Employment Agreement, dated November 10, 1998, by and between Steel of West Virginia, Inc., and Timothy R. Duke.

     (c)(5) Confidentiality Letter Agreement dated July 20, 1998, between Roanoke Electric Steel Corporation and Janney Montgomery Scott, Inc.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                         ROANOKE ELECTRIC STEEL CORPORATION

                         By:  /s/ JOHN E. MORRIS

                         ----------------------------------------
                         Name: John E. Morris
                         Title: Vice President - Finance and Assistant Treasurer

                         SWVA ACQUISITION, INC.

                         By:  /s/ JOHN E. MORRIS

                         ----------------------------------------
                         Name: John E. Morris
                         Title: Vice President - Finance and Assistant Treasurer

Date: November 17, 1998

                                 EXHIBIT INDEX

   EXHIBIT
     NO.         DESCRIPTION
  ------------------------------------------------------------------------------

   (a)(1)  Offer to Purchase dated November 17, 1998.

   (a)(2)  Letter of Transmittal.

   (a)(3)  Notice of Guaranteed Delivery.

   (a)(4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)  Form of Summary Advertisement as published on November 17, 1998.

   (a)(8) Form of Press Release issued jointly by the Parent and the Company on November 10, 1998 (incorporated by reference to the Parent's Form 8-K filed on November 16, 1998).

   (b)(1) Commitment Letter, dated November 5, 1998, from First Union National Bank to Roanoke Electric Steel Corporation.

   (b)(2) Commitment Letter, dated November 6, 1998, from Crestar Bank to Roanoke Electric Steel Corporation.

   (b)(3) Commitment Letter, dated November 6, 1998, from NationsBank, N.A. to Roanoke Electric Steel Corporation.

   (b)(4) Commitment Letter, dated November 9, 1998, from Wachovia Bank, N.A., to Roanoke Electric Steel Corporation.

   (c)(1) Agreement and Plan of Merger, dated as of November 10, 1998, among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and Steel of West Virginia, Inc.

   (c)(2) Stock Option Agreement, dated as of November 10, 1998, between Steel of West Virginia, Inc., and SWVA Acquisition, Inc.

   (c)(3) Form of Stock Tender and Voting Agreement, dated as of November 10, 1998, by and among Roanoke Electric Steel Corporation, SWVA Acquisition, Inc., and certain stockholders of the Company.

   (c)(4) Employment Agreement, dated November 10, 1998, by and between Steel of West Virginia, Inc., and Timothy R. Duke.

   (c)(5) Confidentiality Letter Agreement dated July 20, 1998, between Roanoke Electric Steel Corporation and Janney Montgomery Scott, Inc.